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                                                                     EXHIBIT 4.2

Dr Andrew Carr
576 Snowdon Lane
Princeton
New Jersey 08540
United States of America

                                                                 4 December 2002

Dear Andrew,

YOUR EMPLOYMENT AGREEMENT WITH AMERSHAM BIOSCIENCES UK LIMITED (FORMERLY AMERSHAM PHARMACIA BIOTECH (UK) LIMITED)

We refer to the employment agreement between you and Amersham Biosciences UK Limited (formerly Amersham Pharmacia Biotech (UK) Limited ("the Company") dated 1 May 2001 (the "Agreement"). As you are aware, the Remuneration Committee has resolved that with effect from 1 March 2002, in accordance with UK Corporate Governance practices, all executive directors serving on the Board of Amersham plc shall be employed on contracts with notice periods not exceeding 12 months. Following your appointment to the Board of Amersham plc on 9 May 2002, it is therefore necessary to amend the Agreement as follows:

Section 16.1(a) and Section 16.1(d) shall be deleted and replaced with the following new Section 16.1(a) and Section 16.1(d):

"(a)     the Executive's resignation of employment on the expiry of 6 months'
prior written notice to the Company;

(d) termination of the Executive's employment by the Company without cause on the expiry of 12 months' prior written notice to the Executive."

Section 16.2 shall be deleted and replaced with the following new Section 16.2:
"16.2 Where: (a) the Executive has given notice pursuant to Section 16.1(a); or
(b) the Company has given notice pursuant to Section 16.1(d), the Company may, in the case of (a) above in its sole discretion at any time, and shall, in the case of (b) above, no later than three (3) months following the date of the Company's notice terminate the Executive's employment prior to the end of the relevant notice period and thereafter make the payment contemplated by Section 16.3.1.

Section 16.3 shall be deleted and replaced with the following new Sections
16.3.1 to 16.3.4:

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"16.3.1  In the event of termination of this Agreement in accordance with
Section 16.2, and except as contemplated by Section 16.4, the Executive will be entitled to a payment ("the Agreed Payment") equal to 95 percent (95%) of the sum of:

(a) the Executive's base salary (calculated by reference to the Executive's annual base salary at the date of termination of the Employment) for the period from the effective date of the Executive's termination until the end of the relevant notice period; and

(b) 10% of the Executive's base salary (calculated by reference to the Executive's annual base salary at the date of termination) for the period from the effective date of the Executive's termination until the end of the relevant notice period. Such payment shall be in respect of all benefits (excluding pension and bonus) that the Executive would have been entitled to receive during the relevant notice period; and

(c) 20% of the aggregate of (i) the Executive's base salary (calculated by reference to the Executive's annual base salary at the date of termination); and
(ii) the Executive's target annual bonus, in each case for the period from the effective date of the Executive's termination until the end of the relevant notice period. Such payment shall be in respect of the pension benefits that the Executive would have been entitled to receive during the relevant notice period; and

(d) the average percentage of the annual bonus achieved by the Executive whilst a Director of Amersham plc in respect of the three complete financial years of the Company immediately preceding the financial year in which the Employment terminates, multiplied by the base annual salary of the Executive at the date of termination of Employment, pro-rated for the period from the effective date of the Executive's termination until the end of the relevant notice period. If the Employment terminates before the expiry of three complete financial years after the date on which the Executive joined the Board of Amersham plc, the payment shall be the average percentage of (i) the annual bonus achieved by the Executive whilst a director of Amersham plc in respect of the complete financial year or years immediately preceding the financial year in which the Employment terminates, and (ii) the target bonus for the year in which the Employment terminates, multiplied by the base annual salary of the Executive at the date of termination of Employment, pro-rated for the period from the effective date of the Executive's termination until the end of the relevant notice period. If the Employment terminates before the expiry of a complete financial year after the date on which the Executive joined the Board of Amersham plc, the payment shall be the target bonus for the year in which the Employment terminates, multiplied by the base annual salary of the Executive at the date of termination of Employment, pro-rated for the period from the effective date of the Executive's termination until the end of the relevant notice period.

16.3.2 The Agreed Payment shall be subject to such deductions as may be required by law and shall be made in 24 equal bi-weekly installments after the date of termination in accordance with the Company's usual payroll practices unless such period is shortened pursuant to Section 16.3.4. The Agreed Payment shall be in full and final settlement of any claims the Executive may have against the Company, any parent, subsidiary or affiliate of the Company, and their respective shareholders, directors, officers and employees, arising from the Employment or the termination thereof save any claim the Executive may have for personal injury or in respect of any accrued pension rights or rights in respect of previous awards or grants made under any share option or long term incentive scheme which shall be determined in accordance with the rules of the relevant

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scheme(s). At the Company's request, the Executive shall deliver a signed release as a condition for making the Agreed Payment.

16.3.3 All entitlements to base salary and benefits (under Sections 6, 7, 8, 9 and 10) that are accrued but unpaid as at the date of the termination of the Employment shall be paid by the Company to the Executive no later than 7 days after the date of the termination of the Employment. The Company shall pay to the Executive (except in the event of resignation in accordance with Section 16.1(a) or termination in accordance with Section 16.1(c) a bonus in respect of the Company's financial year in which the date of termination of the Employment occurs (and in respect of the previous financial year if not already paid). The bonus payable under this Section 16.3.3 with respect to the year in which termination occurs shall be determined by the Remuneration Committee but shall not be less than the bonus for target performance in relation to the relevant financial year or, if not yet determined, the previous financial year pro-rated in respect of the part of the year in which the termination of the Employment occurs. The Executive will not be entitled to receive any payment in addition to the Agreed Payment in respect of any holiday entitlement that would have accrued during the period for which the Agreed Payment is made.

16.3.4 In consideration for the payment of the Agreed Payment, the Executive agrees to remain bound by the restrictions contained in Section 15 of the Agreement. For the avoidance of doubt, the Executive shall remain bound by the restrictions contained in Section 15 for the period of time in which the Company is paying installments of the Agreed Payment. In the event that the Executive has resigned and installments of the Agreed Payment are being paid pursuant to
Section 16.3, the Company shall have the option, with the consent of the Executive, to discontinue paying further installments, in which case the Executive shall be relieved of further obligations under Section 15 of the Agreement.

The attached letter clarifies the position relating to your pension entitlement, which remains unchanged on your appointment as director of Amersham plc.

Would you please confirm that you accept this change to your Agreement by signing and returning to me the enclosed copy of this letter. All provisions of the Agreement, except as modified by this amendment will remain in full force and effect and are hereby reaffirmed. The original should be attached to your copy of the Agreement.

Yours sincerely

JULIAN COOPER
FOR AND ON BEHALF OF AMERSHAM BIOSCIENCES UK LIMITED

I have read and agree to the above amendments to the Agreement

_________________________                       _________________________
Andrew Carr                                     Date